450 Gears Road Suite 860 Houston, TX 77067 Phone: 713-528-1881 Fax: 713-337-1510

October 27, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re:	Lucas Energy, Inc.
Registration Statement on Form S-3 (File No. 333-214085)

Request to Delay Effectiveness

Ladies and Gentlemen:

Lucas Energy, Inc. (the “Company”) hereby withdraws its acceleration request dated October 26, 2016 and requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to delay declaring the above-referenced Registration Statement effective until such time as may be requested orally or in writing after the date hereof pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, by an officer of the Company.

Sincerely,

LUCAS ENERGY, INC.

By:	/s/ Anthony C. Schnur
Anthony C. Schnur
Chief Executive Officer